Ris k control yo u r ow n way Tru Stage™ ZoneChoice Annuity ZoneChoice Annuities are issued by MEMBERS LIFE INSURANCE COMPANY, a stock life insurance company

Helping take the risk out of retirement www.trustage.com/zonechoice-pro

The retirement landscape: financial markets

For most of us, the retirement landscape looks a lot different than the one our grandparents expected. We're faced with new risks and new realities.

Market volatility

We're part of a growing global investment marketplace that seems wildly unpredictable.

Low rates

Interest rates can impact so-called "safe" investments like bonds and CDs, and that may make it difficult to earn a reasonable return.

S&P 500 Price Index[1]

Characteristic	3/24/2000	10/9/2007	2/19/2020	1/3/2022	1/31/2023
Index Level	1,527	1,565	3,386	4,797	4,077
P/E Ratio (fwd.)	25.2x	15.1x	19.2x	21.4x	18.0x
Dividend Yield	1.4%	1.9%	1.9%	1.3%	1.7%
10-yr Treasury	6.2%	4.7%	1.6%	1.6%	3.5%



Over time, the markets go in cycles—sometimes up, sometimes down. There are both day-to-day fluctuations and long-term trends.

National 6 month CD rates 2023[2]



1.0%
0.8%
0.6%
0.4%
0.2%
0%
'10
'11
'12
'13
'14
'15
'16
'17
'18
'19
'20
'21
'22
'23

[1] Compustat, FactSet, Federal Reserve, Refinitiv Datastream, Standard & Poor's, J.P. Morgan Asset Management. Dividend yield is calculated as consensus estimates of dividends for the next 12 months, divided by most recent price, as provided by Compustat. Forward price-to-earnings ratio is a bottom-up calculation based on IBES estimates and FactSet estimates since January 2022. Past performance is not indicative of future returns. Guide to the Markets – U.S. Data are as of January 31, 2023.

[2] National Rates and Rate Caps. FDIC.gov. fdic.gov/resources/bankers/national-rates/2023-02-21.html (2023, February 21).

There are distinct differences between annuities and certificates of deposit or other guaranteed fixed income instruments sold through a credit union or bank. Most certificates are considered short-term investments, while annuities are considered long-term investments. The investment in a certificate is insured by the federal government, either through the FDIC or NCUA. Any guarantees provided by an annuity are backed by an insurance company.

ZoneChoice Annuity 3

The retirement landscape: personal factors

Growth with risk control and access to income are key components to achieving a comfortable, confident retirement.

Longevity

Most of us are living longer, more active lives, but often without the pension plans of the past.

Rising costs

Inflation steadily reduces the purchasing power of a retirement nest egg.

Longevity requires more health care savings



7 in 10

Adults turning 65 today in the U.S. will require long-term care during their lives.[1]



21%

Of retirees citing health problems as the reason for retiring earlier than planned.[2]

Longevity is one of the biggest risks faced by those planning retirement. How much money do you need, and for how long?

Price data 2003-2023[3]

	Jan-03	Jan-23
Gasoline, price per gallon, unleaded	$1.47	$3.45
Milk, per gallon	$2.69	$4.20
Ground beef, per pound	$2.13	$4.64
Eggs, per dozen	$1.18	$4.82
White bread	$1.04	$1.89

[1] LongTermCare.gov, longtermcare.acl.gov, "The Basics, How Much Care Will You Need," February 7, 2023.

[2] 2022 Spending in Retirement Survey: Understanding the Pandemic's Impact, https://www.ebri.org/docs/default-source/ebri-issue-brief/ebri_ib_572_spendinginret-6oct22.pdf, October 6, 2022.

[3] Bureau of Labor Statistics, Average Price Data (in U.S. Dollars), https://www.bls.gov/charts/consumer-price-index/consumer-price-index-average-price-data.htm, January 2023.

4 ZoneChoice Annuity

Plan for retirement with a personalized annuity that balances your needs

Traditional investment diversification doesn't offer you solid protection against investment loss. Yet avoiding risk altogether offers little chance for growth. Suppose you could create your own, individual balance of protection and growth potential, all in one investment?

With the TruStage™ ZoneChoice Annuity, you can create a personalized strategy that balances growth potential and protection in a way that suits you and your goals. It's a registered index-linked annuity that includes nine distinct accounts within one product. ZoneChoice gives you the tools to craft your own, personal comfort zone — one that strikes your ideal balance between the market's upside potential and its downside risks.

Count on ZoneChoice to help you craft the most personalized path to the retirement you hope for.


Growth Potential
Zone Choice
Protection



ZoneChoice Annuity 5

Buffers and floors: how do they work?

ZoneChoice lets you choose both buffers and floors to strike your ideal balance of growth potential and protection.

- **Why choose a floor?** A floor provides a fixed amount of protection against market downturns. You choose the exact level of risk you are comfortable with, and you will be protected from market losses greater than the selected floor.
- **Why choose a buffer?** A buffer provides risk control against normal market volatility. You will be protected from market loss up to the buffer and credited any market loss beyond the buffer.

When it comes to upside potential, your choices include a cap rate or a participation rate. The **Participation Rate** is multiplied by a positive index return and could provide more upside growth potential. The **Cap** is the maximum growth you could earn when there is a positive index return.



Floor/caps
Buffers/caps
Buffers/participation rates
Market gain
Cap
Buffer or floor
Market loss
No gain
Your gain
Risk of loss
Protection against loss
No gain
Your gain
Protection against loss
Risk of loss
Your gain
Protection against loss
Risk of loss

6 ZoneChoice Annuity

Your opportunity ZoneChoice lets you allocate to different accounts, personalizing your comfort zone based on your need for a confident retirement. You can select a buffer, a floor, or a combination of both. The 1-year accounts let you participate in the market’s upside potential up to a cap. The 1-year term allows you to change your investment preferences with ZoneChoice annually and lock in gains. The 6-year accounts provide higher growth potential with a participation rate. The 6-year term allows you to change your investment preferences with ZoneChoice every six years. Index-linked performance potential S&P 500 Index This equity index tracks changes in market value for 500 large U.S. companies and generally represents the performance of the U.S. stock market as a whole. Barclays RiskBalanced Index This index allocates between 50 U.S. low volatility stocks and fixed income using the principles of Modern Portfolio Theory, targeting 10% volatility.* Dimensional US Small Cap Value Systematic Index This index provides exposure to Small Cap Value stocks in the U.S., a higher expected return segment of the market based on decades of research. Within the segment, the index systematically excludes the lowest expected return stocks, such as companies with low profitability and high asset growth. *Learn more at: Indices.Barclays/RB10.

Your comfort zone is your choice

Everyone has unique retirement goals. ZoneChoice allows you to personalize your annuity to match your personalized comfort of risk and reward. When you purchase ZoneChoice, you decide how much of your payment to spread among the annuity's allocation options. You can invest your payment into a single account or diversify among any of the available accounts to fit your needs. For dollars linked to an index, earnings are based on the change in the index value, from the start to the end of the interest term. For dollars allocated to the declared rate account, you receive a fixed crediting rate. Below are the allocation options you can choose from to build your personalized ZoneChoice Annuity.

	Account options	Protection	Growth potential
1-year interest term	Declared rate account	Guaranteed annual rate	Guaranteed annual rate
	S&P 500 Index	Adjustable floor	Cap rate
	Dimensional US Small Cap Value Systematic Index	Adjustable floor	Cap rate
	Barclays Risk Balanced Index	Adjustable floor	Cap rate
	S&P 500 Index	-10% buffer	Cap rate
	Dimensional US Small Cap Value Systematic Index	-10% buffer	Cap rate
6-year interest term	S&P 500 Index	-10% buffer	Participation rate
	Dimensional US Small Cap Value Systematic Index	-10% buffer	Participation rate
	Barclays Risk Balanced Index	-10% buffer	Participation rate

8 ZoneChoice Annuity

Using history as a guide Looking at past market returns can help to understand when buffers and floors would have offered protection during downturns while offering growth potential in up markets. Rolling monthly S&P 500 Index returns for December 1991 through December 2022 S&P 500 Price Index 6-Year Returns S&P 500 Price Index 1-Year Returns Number of gains: 258 Number of losses: 43 Average 6-year return: 64.5% With a -10% buffer, you would not have had a loss 96% of the time over this period. Number of gains: 279 Number of losses: 82 Average 1-year return: 9.2% With a floor, you have the certainty of knowing if there is a loss, it is never more than where you set your floor. With a -10% buffer, you would not have had a loss 87% of the time over this period. The bottom line is, both buffers and floors offer a measure of protection against downturns while still allowing you to participate in the market’s upside. The goal isn’t to eliminate bumps on the road to retirement, it’s to smooth them out, allowing you to get where you want to go with greater confidence. Data derived by MEMBERS Life Insurance Company, 2023. All periods shown are rolling monthly periods. Past performance is not indicative nor does it guarantee future results. This data does not represent the performance of any specific investment. 9

Buffers in action In these examples, you’re protected from the first 10% of index losses each interest term. In one example, the cap rate is 14%, meaning that if the index goes up, your account grows by the rate at which the index increased, to a maximum of 14%. In the other example, the participation rate is 120%, meaning that if the index goes up, the index return is multiplied by the participation rate, and your account value grows by this new value. If you are willing to accept the risk of market losses beyond the buffer in return for higher growth potential in up markets, this could be a good option for you. Protection: -10% buffer Growth potential: 120% participation rate or 14% cap rate Hypothetical examples do not represent any specific annuity and may not be used to project or predict investment results. Participation rates and cap rates are declared based on current market conditions and are subject to change. Participation rates and caps vary by index and can be adjusted at the end of the interest term, subject to a minimum of 10% for the participation rate and 1% for the cap rate. 10

Floors in action In this example, you’re protected from losses greater than 10% each interest term. The cap rate is 12%, meaning that if the index goes up, your account grows by the rate at which the index increased, to a maximum of 12%. If you want to avoid the risk of market losses beyond the floor, this could be a good option for you. Protection: -10% floor Growth potential: 12% cap rate Hypothetical examples do not represent any specific annuity and may not be used to project or predict investment results. Rate caps are declared based on current market conditions and are subject to change. Rate caps vary by index and can be adjusted at the end of the interest term subject to a minimum of 1%. 11

ZoneChoice in action

How ZoneChoice actually performs depends on how you set your "comfort zone" — your personal exposure to market ups and downs. The chart below shows potential account values based on hypothetical scenarios. Hypothetical examples may not be used to project or predict investment results. No one knows what the future holds, but ZoneChoice has the potential to deliver higher returns through market cycles, along with valuable downside protection.

		Index and crediting strategy			
Year	S&P 500 return	1-Year S&P 500	1-Year S&P 500	1-Year S&P 500	6-Year S&P 500
		0% floor & 5% cap	-10% floor & 12% cap	-10% buffer & 14% cap	-10% buffer & 120% participation rate
2011	0.0%	$100,000	$100,000	$100,000	
2012	13.4%	$105,000	$112,000	$113,400	
2013	29.6%	$110,250	$125,440	$129,276	
2014	11.4%	$115,763	$139,740	$144,013	
2015	-0.7%	$115,763	$138,762	$144,013	
2016	9.5%	$121,551	$151,944	$157,695	$193,600
2017	19.4%	$127,628	$170,178	$179,772	
2018	-6.2%	$127,628	$159,627	$179,772	
2019	28.9%	$134,010	$178,782	$204,940	
2020	16.3%	$140,710	$200,236	$233,632	
2021	26.9%	$147,746	$224,264	$266,340	
2022	-19.4%	$147,746	$201,838	$241,304	$359,709

More conservative — **Risk spectrum** — More aggressive

These hypothetical examples do not reflect actual history as cap rates and participation rates may have been different than the ones used in these examples. Cap rates and participation rates are assumed flat throughout the period.

12 ZoneChoice Annuity

A quick look Transfers At the end of every interest term you can transfer between account options and reset the floor. You can also transfer to the declared rate account at any time during the interest term. Legacy for loved ones In the event of death before starting annuity income, your entire contract value1 or your total net purchase payment — whichever is larger — passes to your named beneficiaries. Tax-deferred Tax deferral lets you postpone the tax due until you take a partial withdrawal from your account or begin the annuity’s income payout period. Guaranteed income for life After two years you have options to convert your contract value1 into a stream of retirement income.3 Health hardships You have access to your contract value1 — without any applicable surrender charge — in times of critical need, including confinement to a nursing home or hospital, or diagnosis of a terminal illness.2 A long-term promise Annuities are designed to be long-term investments. However, if needs arise, you have options to withdraw value. Depending on the amount and timing of your withdrawal, a surrender charge and other charges may apply.3 Refer to the fact sheet for details on charges for early withdrawals. There are no explicit fees, no surprises. You get exactly what you see. 1 Includes any applicable equity adjustment and interest adjustment. Refer to the fact sheet for details on these adjustments. 2 Availability and benefits vary by state. 3 Withdrawals before age 59½ may be subject to a 10% federal tax penalty. Consult your financial advisor and tax professional regarding the impact of any withdrawals. 13

Highly rated, highly respected ZoneChoice Annuity is issued by MEMBERS Life Insurance Company (MEMBERS Life), a subsidiary of CMFG Life Insurance Company (CMFG Life), a part of TruStage. As of December 31, 2022, financial records of CMFG Life Insurance Company’s parent, CUNA Mutual Holding Company, indicated: $41.3B In assets $39.3B In liabilities $2.0B In policyholder surplus

www.trustage.com/zonechoice-pro

This brochure must be preceded or accompanied by a current prospectus and product brochure. Before investing, you should consider the annuity’s investment objectives, risks, charges and expenses. The prospectus contains this and other information. Please read it carefully. To obtain a prospectus, contact your advisor, log on to www.trustage.com/annuities, or call 888.888.3940. Annuities are long-term insurance products designed for retirement purposes. Many variable annuities offer four main features: (1) a selection of investment options, (2) tax-deferred earnings accumulation, (3) guaranteed lifetime payout options, and (4) death benefit options. This material is informational only and is not investment advice. If you need advice regarding your financial goals and investment needs, contact a financial advisor. All guarantees are backed by the claims-paying ability of MEMBERS Life Insurance Company (MEMBERS Life) and do not extend to the performance of the underlying accounts which can fluctuate with changes in market conditions. Past performance is no guarantee of future results. All hypothetical examples are for illustrative purposes only and do not guarantee or predict actual performance. Annuity contract values, death benefits and other values fluctuate based on the performance of the investment options and may be worth more or less than your total purchase payment when surrendered. Withdrawals may be subject to surrender charges and may also be subject to an Interest Adjustment. The Interest Adjustment can have a positive or negative impact on contract values, depending on how interest rates have changed since the contract was issued. Surrender charges range from 0% to 8% during the initial index period. Hypothetical examples do not represent any specific annuity contract and may not be used to project or predict investment results. You may not invest directly in an index. Rate caps vary by index and by risk control account and can be adjusted annually on risk control account anniversary, subject to a minimum rate cap of 1%. Withdrawals of taxable amounts are subject to ordinary income tax and, if taken before age 59½, may be subject to a 10% federal tax penalty. If you are considering purchasing an annuity as an IRA or other tax-qualified plan, you should consider benefits other than tax deferral since those plans already provide tax-deferred status. MEMBERS Life does not provide tax or legal advice. Contact a licensed professional. The S&P 500 Index is a product of S&P Dow Jones Indices LLC (“SPDJI”) and has been licensed for use by CMFG Life Insurance Company (CMFG Life), the parent company of MEMBERS Life Insurance Company (MEMBERS Life). Standard & Poor’s,® S&P® and S&P 500® are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”), and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by CMFG Life. This product is not sponsored, endorsed, sold or promoted by SPDJI, S&P, their respective affiliates, and none of such parties make any representation regarding the advisability of investing in this product nor do they have any liability for any errors, omissions or interruptions of the S&P 500 Index. The S&P 500 Index does not include dividends paid by the underlying companies. Neither Barclays Bank PLC (“BB PLC”) nor any of its affiliates (collectively “Barclays”) is the issuer or producer of ZoneChoice and Barclays has no responsibilities, obligations or duties to investors in ZoneChoice. The Barclays Risk Balanced Index (the “Index”), together with any Barclays indices that are components of the Index, is a trademark owned by Barclays and, together with any component indices and index data, is licensed for use by MEMBERS Life Insurance Company as the issuer or producer of ZoneChoice (the “Issuer”). Barclays’ only relationship with the Issuer in respect of the Index is the licensing of the Index, which is administered, compiled and published by BB PLC in its role as the index sponsor (the “Index Sponsor”) without regard to the Issuer or the ZoneChoice or investors in the ZoneChoice. Additionally, MEMBERS Life Insurance Company as issuer or producer of ZoneChoice may for itself execute transaction(s) with Barclays in or relating to the Index in connection with ZoneChoice. Investors acquire ZoneChoice from MEMBERS Life Insurance Company and investors neither acquire any interest in the Index nor enter into any relationship of any kind whatsoever with Barclays upon making an investment in ZoneChoice. The ZoneChoice is not sponsored, endorsed, sold or promoted by Barclays and Barclays makes no representation regarding the advisability of the ZoneChoice or use of the Index or any data included therein. Barclays shall not be liable in any way to the Issuer, investors or to other third parties in respect of the use or accuracy of the Index or any data included therein. The Dimensional US Small Cap Value Systematic Index (the “Index”) is sponsored and published by Dimensional Fund Advisors LP (“Dimensional”). References to Dimensional include its respective directors, officers, employees, representatives, delegates or agents. The use of “Dimensional” in the name of the Index and the related stylized mark(s) are service marks of Dimensional and have been licensed for use by CMFG Life Insurance Company (“CMFG Life”). CMFG Life has entered into a license agreement with Dimensional providing for the right to use the Index and related trademarks in connection with the TruStage™ ZoneChoiceAnnuity (the “Financial Product”). The Financial Product is not sponsored, endorsed, sold or promoted by Dimensional, and Dimensional makes no representation regarding the advisability of investing in such Financial Product. Dimensional has no responsibilities, obligations or duties to purchasers of the Financial Product, nor does Dimensional make any express or implied warranties, including, but not limited to, any warranties of merchantability or fitness for a particular purpose or use with respect to the Index. Dimensional does not guarantee the accuracy, timeliness or completeness of the Index, or any data included therein or the calculation thereof or any communications with respect thereto. Dimensional has no liability for any errors, omissions or interruptions of the Index or in connection with its use. In no event shall Dimensional have any liability of whatever nature for any losses, damages, costs, claims and expenses (including any special, punitive, direct, indirect or consequential damages (including lost profits)) arising out of matters relating to the use of the Index, even if notified of the possibility of such damages. Dimensional has provided CMFG Life with all material information related to the Index methodology and the maintenance, operation and calculation of the Index. Dimensional makes no representation with respect to the completeness of information related to the Index provided by CMFG Life in connection with the offer or sale of any Financial Product. Dimensional has not published or approved this document, nor does Dimensional accept any responsibility for its contents or use. TruStage™ Annuities are issued by MEMBERS Life Insurance Company (MEMBERS Life) and distributed by their affiliate, CUNA Brokerage Services, Inc., member FINRA/SIPC, a registered broker/dealer. 2000 Heritage Way, Waverly, IA 50677. MEMBERS Life is a stock insurance company. Investment and insurance products are not federally insured, may involve investment risk, may lose value, and are not obligations of or guaranteed by any depository or lending institution. All contracts and forms may vary by state and may not be available in all states or through all broker/dealers. Client Guide Base Policy Form Number: Base policy forms 2020-VAIL and 2020-VAIL(ID). ZCA-3314323.5-0423-0525 © TruStage Not a deposit • Not guaranteed by any bank or credit union • May lose value • Not FDIC/NCUA insured • Not insured by any federal government agency